

DEREK
Oil & Gas Corporation

Suite 1201-1111 W. Hastings Street
Vancouver, B.C., Canada, V6E 2J3
Tel: (604) 331-1757 Fax: (604) 669-5193

(TSX-V) – DRK
(OTCBB) – DRKOF
Form 20F File No. 0-30072

August 6, 2004

(Vancouver, B.C.; August 6, 2004) *Derek Oil & Gas Corporation ("Derek")* reported today that stock options have been granted under *Derek's* stock option plan to a *Derek* employee to purchase up to 25,000 common shares for a period of five years at a price of $0.48 per share, commencing on August 6, 2004 and expiring on August 5, 2009.

ON BEHALF OF THE BOARD

"Barry C.J. Ehrl"
President & C.E.O.

For further information please contact Investor Relations 1-888-756-0066 or (604)-331-1757
Website: http://www.derekoilandgas.com/
Corporate E-Mail: info@derekoilandgas.com
Investor Relations E-Mail: invest@derekoilandgas.com

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

Cautionary Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30072, available from us at Suite 1201, 1111 W. Hastings Street, Vancouver, British Columbia, Canada, V6E2J3. You can also obtain this Form 20-F from the SEC by calling 1-800-732-0330 or you may find it online at www.sec.gov or at www.sedar.com where it is filed as the Company's Annual Information Form.